Filed pursuant to Rule No. 424(b)(3)
                                                     File Number: 333-129145

                                  EUROSEAS LTD.

                           PROSPECTUS SUPPLEMENT NO. 2
                                DATED MAY 4, 2006

                               TO PROSPECTUS DATED
                                FEBRUARY 6, 2006


         This Prospectus Supplement No. 2 supplements information contained in our prospectus dated February 6, 2006, as amended and supplemented from time to time (the "Euroseas Prospectus"). The information in this Supplement No. 2 supplements, modifies and supersedes some of the information contained in the Euroseas Prospectus.

         The primary purpose of this Prospectus Supplement No. 2 is to update certain financial information of Euroseas Ltd. to December 31, 2005.

         This Prospectus Supplement No. 2 shall also update certain information contained in the Plan of Distribution contained in the Euroseas Prospectus. BTG Investments ("BTG"), a wholly owned affiliate of Roth Capital LLC ("Roth Capital"), purchased shares and warrants in our Private Placement on August 25, 2005 (the "BTG Shares"). Under NASD rules, neither BTG nor Roth Capital will be permitted to re-sell the BTG Shares until 180 days after the date of the first sale of Common Stock registered pursuant to the Registration Statement on Form F-1 (File No. 333-129145).

         You should read this Prospectus Supplement No. 2 in conjunction with the Euroseas Prospectus. This Prospectus Supplement No. 2 is not complete without, and may not be delivered or utilized except in connection with, the Euroseas Prospectus including any amendments or supplements thereto.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Euroseas Ltd. and Subsidiaries

Consolidated financial statements
December 31, 2004 and 2005
-------------------------------------------------------------------------------


                   Index to consolidated financial statements


                                                                      Pages

Report of Independent Registered Public Accounting Firm                 2

Consolidated Balance Sheets as of December 31, 2004 and 2005            3

Consolidated Statements of Income for the Years Ended
    December 31, 2003, 2004 and 2005                                    4

Consolidated Statements of Shareholders' Equity for the Years Ended
    December 31, 2003, 2004 and 2005                                    5

Consolidated Statements of Cash Flows for the Years Ended
    December 31, 2003, 2004 and 2005                                    6

Notes to the Consolidated Financial Statements                          7

             Report of Independent Registered Public Accounting Firm
-------------------------------------------------------------------------------


To the Board of Directors and Stockholders of the Euroseas Ltd. and subsidiaries


We have audited the accompanying consolidated balance sheets of the Euroseas Ltd and subsidiaries (the "Company") as of December 31, 2005 and 2004 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Euroseas Ltd and subsidiaries at December 31, 2005 and 2004 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.


Deloitte.
Hadjipavlou, Sofianos & Cambanis S.A.
Athens, Greece
March 3, 2006 except for Note 15(e) as to which the date is March 20, 2006, Note 15(f) as to which the date is March 27, 2006,
Note 15 (g) to which the date is April
10, 2006 and Note 15 (h) to which the
date is April 11, 2006.

Euroseas Ltd. and Subsidiaries

Consolidated balance sheets
December 31, 2004 and 2005
(All amounts expressed in U.S. Dollars)
--------------------------------------------------------------------------------
                                                Notes      2004         2005
--------------------------------------------------------------------------------
Assets
Current assets
Cash and cash equivalents                               15,497,482    20,447,301
Trade accounts receivable, net                             245,885        46,118
Prepaid expenses                                           207,551        85,625
Claims and other receivables                               137,783       306,303
Due from related company                          8              -     3,012,720
Inventories                                       3        303,478       371,691
Restricted cash                                             68,980     1,080,949
--------------------------------------------------------------------------------
Total current assets                                    16,461,159    25,350,707
--------------------------------------------------------------------------------

Fixed assets
Vessels, net                                      4     34,171,164    52,334,897
--------------------------------------------------------------------------------

Long-term assets
Deferred charges, net                             5      2,205,178     1,855,829
--------------------------------------------------------------------------------
Total long-term assets                                  36,376,342    54,190,726
--------------------------------------------------------------------------------
Total assets                                            52,837,501    79,541,433
--------------------------------------------------------------------------------

Liabilities and shareholders' equity
Current liabilities
Long-term debt, current portion                   9      6,030,000    14,430,000
Trade accounts payable                                     879,541       837,182
Accrued expenses                                  7        321,056     1,777,637
Deferred revenues                                        1,908,189     1,370,058
Due to related company                            8      4,626,060             -
--------------------------------------------------------------------------------
Total current liabilities                               13,764,846    18,414,877
--------------------------------------------------------------------------------

Long-term liabilities
Long-term debt, net of current portion            9      7,960,000    34,130,000
--------------------------------------------------------------------------------
Total long-term liabilities                              7,960,000    34,130,000
--------------------------------------------------------------------------------
Total liabilities                                       21,724,846    52,544,877
--------------------------------------------------------------------------------

Commitments and contingencies                    11              -          -

Shareholders' equity
Common stock (par value $0.01, 100,000,000                 297,542       367,812
shares authorized, 36,781,159 issued and         12
outstanding)
Preferred shares (par value $0.01, 20,000,000
shares authorized, no shares issued and                          -             -
outstanding)
Additional paid-in capital                       12     17,073,381    17,883,781
Retained earnings                                       13,741,732     8,744,963
--------------------------------------------------------------------------------
Total shareholders' equity                              31,112,655    26,996,556
--------------------------------------------------------------------------------
Total liabilities and shareholders' equity              52,837,501    79,541,433
--------------------------------------------------------------------------------
         The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries

Consolidated statements of income
Years ended December 31, 2003, 2004 and 2005
(All amounts expressed in U.S. Dollars)
---------------------------------------------------------------------------------------
                                         Notes      2003          2004           2005
---------------------------------------------------------------------------------------
Revenues
Voyage revenue                                    25,951,023   45,718,006    44,523,401
Commissions                                8        (906,017)  (2,215,197)   (2,388,349)
---------------------------------------------------------------------------------------
Net revenue                                       25,045,006   43,502,809    42,135,052
---------------------------------------------------------------------------------------
Operating expenses
Voyage expenses                           13         436,935      370,345       670,551
Vessel operating expenses                 13       8,775,730    8,906,252     8,610,279
General and administrative expenses                        -            -       420,755
Management fees                            8       1,722,800    1,972,252     1,911,856
Amortization and depreciation            4, 5      4,757,933    3,461,678     4,208,252
Net gain on sale of vessel                 4               -   (2,315,477)            -
---------------------------------------------------------------------------------------
Total operating expenses                          15,693,398   12,395,050    15,821,693
---------------------------------------------------------------------------------------

Operating income                                   9,351,608   31,107,759    26,313,359
---------------------------------------------------------------------------------------

Other income/(expenses)
Interest and finance cost                           (793,257)    (708,284)   (1,495,871)
Derivative gain/(loss)                                     -       27,029      (100,029)
Foreign exchange gain/(loss)                            (690)      (1,808)          538
Interest income                                       36,384      187,069       460,457
---------------------------------------------------------------------------------------
Other income (expenses), net                        (757,563)    (495,994)   (1,134,905)
---------------------------------------------------------------------------------------
Equity in net loss of an associate         6        (167,433)           -             -
---------------------------------------------------------------------------------------
Net income                                         8,426,612   30,611,765    25,178,454
---------------------------------------------------------------------------------------
Earnings per share - basic and diluted                 0.28          1.03          0.78
---------------------------------------------------------------------------------------
Weighted average number of shares
outstanding during the year
                - basic and diluted               29,754,166   29,754,166    32,218,427
---------------------------------------------------------------------------------------

         The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries

Consolidated statements of shareholders' equity

Years ended December 31, 2003, 2004 and 2005
(All amounts, except per share data, expressed in U.S. Dollars)
-----------------------------------------------------------------------------------------------------------------------------------

                                     Number      Common      Preferred
                                       of         Stock       Shares     Paid i in
                  Comprehensive      Shares      Amount       Amount      Capital      Retained
                     Income        (Note 12)    (Note 12)    (Note 12)   (Note 12)     Earnings         Total
-----------------------------------------------------------------------------------------------------------------------------------

Balance,
December 31,
2002                          -      29,754,166    297,542       -     19,573,236    1,414,856        21,285,634

Net income            8,426,612               -          -       -              -    8,426,612         8,426,612

Dividends
paid/return of
capital                                       -          -       -      (950,000)  (1,276,000)       (2,226,000)
-----------------------------------------------------------------------------------------------------------------------------------
Balance,
December 31,
2003                                 29,754,166    297,542       -     18,623,236    8,565,468        27,486,246

Net income           30,611,765               -          -       -              -   30,611,765        30,611,765

Dividends
paid/return of
capital                       -               -          -       -    (1,549,855) (25,435,501)      (26,985,356)
-----------------------------------------------------------------------------------------------------------------------------------
Balance,
December 31,
2004                                 29,754,166    297,542       -     17,073,381   13,741,732        31,112,655

Net income           25,178,454                                                     25,178,454        25,178,454
Issuance of
shares, net
of issuance
costs                                 7,026,993     70,270       -     17,510,400           -         17,580,670

Dividends
paid/return
of capital                    -               -          -       -   (16,700,000) (30,175,223)      (46,875,223)
-----------------------------------------------------------------------------------------------------------------------------------
Balance,
December 31,
2005                                 36,781,159    367,812       -     17,883,781    8,744,963       26,996,556
-----------------------------------------------------------------------------------------------------------------------------------
         The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries

Consolidated statements of cash flows
Years ended December 31, 2003, 2004 and 2005
(All amounts expressed in U.S. Dollars)
----------------------------------------------------------------------------------------------------

                                                           2003             2004      2005
----------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net income                                            8,426,612       30,611,765   25,178,454
Adjustments to reconcile net income
to net cash provided by operating activities:
Depreciation of vessels                               4,158,159        2,530,100    2,657,914
Amortization of deferred charges                        667,176          982,259    1,634,082
Equity in net loss                                      167,433                -            -
Provision for doubtful accounts                           3,592          (27,907)           -
Gain on sale of a vessel                                      -       (2,315,477)           -
Loss on derivative                                            -                -      100,029

Changes in operating assets and liabilities:
(Increase)/decrease in:
Trade accounts receivable                               110,471          213,762      199,767
Prepaid expenses                                         26,552         (133,437)     121,927
Claims and other receivables                           (171,731)         208,524     (268,549)
Inventories                                              (7,748)          51,449      (68,213)
Increase/(decrease) in:
Due to related company                                 (482,778)       3,541,236   (7,638,780)
Trade accounts payable                                 (650,863)          77,487      (42,359)
Accrued expenses                                        (43,308)          66,193      334,874
Deferred revenue                                       (274,764)         673,157     (538,131)
Dry-docking expenses paid                              (972,671)      (2,270,418   (1,076,233)
----------------------------------------------------------------------------------------------------
Net cash provided by operating activities            10,956,132       34,208,693   20,594,782
----------------------------------------------------------------------------------------------------
Cash flows from investing activities:
Purchase of a vessel                                          -                   (20,821,647)
(Contributions to) and drawings from
the cash retention accounts                             214,832           33,224   (1,011,969)
Proceeds from sale of a vessel                                -        6,723,018            -
----------------------------------------------------------------------------------------------------
Net cash provided by (used in)                          214,832         6,756,24  (21,833,616)
investing activities
----------------------------------------------------------------------------------------------------
Cash flows from financing activities:
Issuance of share capital upon incorporation                  -                -       70,270
Net proceeds from shares issued in a                          -                -   18,632,106
private placement
Dividends paid/return of capital                     (1,200,000)     (26,962,50   (46,875,223)
Repayment of advances from shareholders                (300,000)               -         -
Loan arrangement fees paid                              (28,000)               -     (208,500)
Proceeds from long-term debts                         3,000,000                -   53,200,000
Repayment of long-term debts                         (6,250,000)       (6,605,00) (18,630,000)
----------------------------------------------------------------------------------------------------
Net cash provided by (used) in                       (4,778,000)     (33,567,500)   6,188,653
financing activities
----------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents             6,392,964        7,397,435    4,949,819
Cash and cash equivalents at beginning of year        1,707,083        8,100,047   15,497,482
----------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year              8,100,047       15,497,482   20,447,301
----------------------------------------------------------------------------------------------------
Cash paid for interest                                  725,034          474,430    1,372,957
Non cash items:
Dividend and return of capital from                   1,026,000           22,856            -
investment in an associate (Note 6)

         The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements
Years ended December 31, 2003, 2004 and 2005
(All amounts expressed in U.S. Dollars)
--------------------------------------------------------------------------------

1.   Basis of Presentation and General Information

Euroseas Ltd. (the "Company") was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the beneficial owners of the ship-owning companies listed below. On June 28, 2005 the beneficial owners exchanged all their shares in the ship-owning companies for shares in Friends Investment Company Inc., a newly formed Marshall Islands company. On June 29, 2005, Friends Investment Company Inc. then exchanged all the shares in the ship-owning companies for Euroseas Ltd. common shares, thus, becoming the sole shareholder of the Company. The transaction described above constitutes a reorganization of companies under common control, and has been accounted for in a manner similar to a pooling of interests, as each ship-owning company was under the common control of the Pittas family prior to the transfer of ownership of the ship-owning companies to Euroseas Ltd. Accordingly, the accompanying consolidated financial statements have been presented as if the ship-owning companies were consolidated subsidiaries of the Company for all periods presented and using the historical carrying costs of the assets and the liabilities of the ship-owning companies.

On August 25, 2005, Euroseas Ltd. sold 7,026,993 common shares at $3.00 each in an institutional private placement, together with 0.25 of detachable warrants for each Euroseas Ltd. common share sold to acquire up to 1,756,743 Euroseas Ltd. common shares. The total proceeds, net of issuance costs of about $3,500,000, amounted to $17,510,400. The warrants allow their holders to acquire Euroseas Ltd. common shares at a price of $3.60 per share and are exercisable for a period of five years from the issuance of the warrants. The Company and the investors in the institutional private placement have entered into a registration rights agreement to register with the Securities and Exchange Commission of the United States (SEC) the Euroseas Ltd. common shares that were issued in such private placement and the Euroseas Ltd. common shares that will be issued to satisfy the exercise of the warrants. The registration rights agreement contains a liquidated damages provision.

On August 25, 2005, as a condition to the institutional private placement described above, the Company and Cove Apparel, Inc. (Cove, an unrelated party and a public corporation) signed an Agreement and Plan of Merger (the "Merger Agreement"). The Merger Agreement provides for the merger of Cove and Euroseas Acquisition Company Inc., a Delaware corporation and a wholly-owned subsidiary of the Company formed on June 21, 2005, with the current stockholders of Cove receiving 0.102969 shares of Euroseas Ltd. common shares for each share of Cove common stock they presently own. As part of the merger, the Company has agreed to file a registration statement with the SEC to register for re-sale the Euroseas Ltd. common shares issuable in the merger to certain Cove stockholders (only the 818,604 shares to be issued to Cove-affiliated stockholders, need to be registered; the remaining 260,563 shares to be issued in the merger can freely trade). Upon consummation of the merger, the separate existence of Cove will cease, and Euroseas Acquisition Company Inc. will continue as the surviving corporation and as a wholly owned subsidiary of Euroseas Ltd. under the name Cove Apparel, Inc [see Note 15(f)]. As of the date of the merger, Cove is required only have cash of approximately $10,000 and equity of the same amount.

The operations of the vessels are managed by Eurobulk Ltd. (the "manager"), a corporation controlled by the Pittas family -- the controlling shareholders of Friends Investment Company Inc.

The manager has an office in Greece located at 40 Ag. Konstantinou Ave, Maroussi, Athens, Greece. The manager provides the Company with a wide range of shipping services such as technical support and maintenance, insurance consulting, chartering, financial and accounting services, as well as executive management services, in consideration for fixed and variable fees (see Note 8).

The Company is engaged in the ocean transportation of dry bulk and containers through ownership and operation of dry bulk and container carriers owned by the following ship-owning companies:

o Searoute Maritime Ltd. incorporated in Cyprus on May 20, 1992, owner of the Cyprus flag 33,712 DWT bulk carrier motor vessel "Ariel", which was built in 1977 and acquired on March 5, 1993.

o Oceanopera Shipping Ltd. incorporated in Cyprus on June 26, 1995, owner of the Cyprus flag 34,750 DWT bulk carrier motor vessel "Nikolaos P", which was built in 1984 and acquired on July 22, 1996.

o Oceanpride Shipping Ltd. incorporated in Cyprus on March 7, 1998, owner of the Cyprus flag 26,354 DWT bulk carrier motor vessel "John P", which was built in 1981 and acquired on March 7, 1998.

o Alcinoe Shipping Ltd. incorporated in Cyprus on March 20, 1997, owner of the Cyprus flag 26,354 DWT bulk carrier motor vessel "Pantelis P", which was built in 1981 and acquired on June 4, 1997.

o Alterwall Business Inc. incorporated in Panama on January 15, 2001, owner of the Panama flag 18,253 DWT container carrier motor vessel "HM Qingdao1" which was built in 1990 and acquired on February 16, 2001.

o Allendale Investment S.A. incorporated in Panama on January 22, 2002, owner of the Panama flag 18,154 DWT container carrier motor vessel "Kuo Hsiung", which was built in 1993 and acquired on May 13, 2002.

o Diana Trading Ltd. incorporated in the Marshall Islands on September 25, 2002, owner of the Marshall Islands flag 69,734 DWT bulk carrier motor vessel "Irini", which was built in 1988 and acquired on October 15, 2002.

o Salina Shipholding Corp., incorporated in the Marshall Islands on October 20, 2005, owner of the Marshall Islands flag 29,693 DWT container carrier motor vessel "Artemis", which was built in 1987 and acquired on November 25, 2005.

In addition, the accompanying financial statements include the accounts of the following ship-owning companies which were also managed by Eurobulk Ltd. during the periods presented:

(a) Silvergold Shipping Ltd. incorporated in Cyprus on May 16, 1994. Up to June 3, 1996, the Company was engaged in ship owning activities, but thereafter, the Company's assets and liabilities were liquidated and the retained earnings were distributed to the shareholders. The Company remained dormant until October 10, 2000 when it acquired the 18,000 DWT Cyprus flag container carrier motor vessel "Widar", which was built in 1986. The vessel was sold on April 24, 2004. The Pittas family, the controlling shareholders of Friends Investment Company Ltd. which is the Company's largest shareholder, also owned Silvergold Shipping Ltd., and, accordingly, these accompanying financial statements also consolidated the accounts of Silvergold Shipping Ltd. until May 31, 2005, when Silvergold Shipping Ltd. declared a final dividend of $35,000 to its shareholders.

(b) Fitsoulas Corporation Limited which was incorporated in Malta on September 24, 1999, was the owner of the Malta flag 41,427 DWT bulk carrier motor vessel Elena Heart, which was built in 1983 and acquired on October 22, 1999. The vessel was sold on March 31, 2003. The group of beneficial shareholders, which included the Pittas family, which own the above mentioned ship-owing companies also exercised significant influence over Fitsoulas Corporation Limited through their 38% interest in that company, and this investment was therefore accounted for in the accompanying financial statements using the equity method.

During the years ended December 31, 2003, 2004 and 2005, the following charterers individually accounted for more than 10% of the Company's voyage and time charter revenues as follows:

                                             Year ended December 31,
Charterer                     2003          2004               2005
-------------------------------------------------------------------------------

A                                 -              -            26.85%
B                            23.01%         11.50%            17.48%
C                                 -         20.60%            12.32%
D                            31.30%         12.20%                 -
E                                 -         14.07%                 -
F                                 -         10.52%                 -
G                            10.55%              -                 -

2.   Significant Accounting Policies

The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America. The following are the significant accounting policies adopted by the Company:

Principles of consolidation

The accompanying consolidated financial statements included the accounts of Euroseas Ltd. and its subsidiaries. Inter-company transactions were eliminated on consolidation.

Investment in an associate

An associate is an entity over which shareholders of the Company exercises significant influence but not control. The results of operations, and assets and liabilities of an associate are reflected in the accompanying consolidated financial statements using the equity method of accounting. Under this method of accounting, investment in an associate are carried on the consolidated balance sheet at cost as adjusted for the Company's share in the post acquisition net earnings or net loss of an associate.

Use of estimates

The preparation of the accompanying consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the stated amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Other comprehensive income

The Company follows the provisions of Statement of Financial Accounting Standards No. 130, "Statement of Comprehensive Income" ("SFAS 130"), which requires separate presentation of certain transactions which are recorded directly as components of stockholders' equity. The Company has no other comprehensive income and, accordingly, comprehensive income equals net income for all periods presented.

Foreign currency translation

The Company's functional currency is the U.S. dollar. Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at exchange rates prevailing at the balance sheet date. Income and expenses denominated in foreign currencies are translated into U.S. dollars at exchange rates prevailing at the date of the transaction. Resulting exchange gains and/or losses on settlement or translation are included in the accompanying consolidated statements of operations.

Cash equivalents

Cash equivalents are time deposits or other certificates purchased with an original maturity of three months or less.

Trade accounts receivable

The amount shown as trade accounts receivable, at each balance sheet date, includes estimated recoveries from each voyage or time charter, net of a provision for doubtful accounts. At each balance sheet date, the Company provides for doubtful accounts on the basis of specific identified doubtful receivables. At December 31, 2004 and 2005, no provision for doubtful debts was considered necessary.

Claims and other receivables

Claims and other receivables principally represent claims arising from hull or machinery damages, crew salaries claims or other insured risks that have been submitted to insurance adjusters or are currently being compiled. All amounts are shown net of applicable deductibles.

Inventories

Inventories consist of bunkers, lubricants and victualling on board the Company's vessels at the balance sheet date and are stated at the lower of cost and market value. Victualling is valued using the FIFO method while bunkers and lubricants are valued on an average cost basis.

Vessels

Vessels are stated at cost which comprises the vessels' contract price, costs of major repairs and improvements upon acquisition, direct delivery and other acquisition expenses less accumulated depreciation. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels otherwise these amounts are charged to expense as incurred.

Expenditures for vessel repair and maintenance is charged against income in the period incurred.

Depreciation

Depreciation is calculated on a straight line basis with reference to the cost of the vessel, age and scrap value as estimated at the date of acquisition. Depreciation is calculated over the remaining useful life of the vessel, which is estimated to range from 25 to 30 years from the completion of its construction. Remaining useful lives of property are periodically reviewed and revised to recognize changes in conditions and such revisions, if any, are recognized over current and future periods.

The Company changed its estimate of the scrap value of its vessels in 2004 (see
Note 4).

Revenue and expense recognition

Revenues are generated from voyage and time charter agreements. Time charter revenues are recorded over the term of the charter as service is provided. Under a voyage charter, the revenues and associated voyage costs are recognized on a pro-rata basis over the duration of the voyage. Probable losses on voyages are provided for in full at the time such losses can be estimated. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. Demurrage income, which in included in voyage revenues, represents payments received from the charterer when loading or discharging time exceeded the stipulated time in the voyage charter and is recognized when earned.

Charter fees received in advance is recorded as a liability until charter services are rendered.

Vessels operating expenses comprise all expenses relating to the operation of the vessels, including crewing, repairs and maintenance, insurance, stores, lubricants and miscellaneous expenses. Vessels operating expenses are recognized as incurred; payments in advance of services or use are recorded as prepaid expenses. Voyage expenses comprise all expenses relating to particular voyages, including bunkers, port charges, canal tolls, and agency fees.

For the Company's vessels operating in chartering pools, revenues and voyage expenses are pooled and allocated to each pool's participants on a time charter equivalent basis in accordance with an agreed-upon formula.

Dry-docking and special survey costs

Dry-docking and special survey costs are deferred and amortized over the estimated period to the next scheduled dry-docking or survey, which are generally two and a half years and five years, respectively. Unamortized dry-docking and special survey costs of vessels that are sold are written-off to income in the year of the vessel's sale.

Pension and retirement benefit obligations - crew

The ship-owning companies employ the crews on board the vessels under short-term contracts (usually up to 9 months). Accordingly, they are not liable for any pension or post retirement benefits.

Financing costs

Loan arrangement fees are deferred and amortized to interest expense over the duration of the underlying loan using the effective interest method. Unamortized fees relating to loan repaid or refinanced are expensed in the period the repayment or refinancing occurs.

Assets held for sale

It is the Company's policy to dispose of vessels when suitable opportunities occur and not necessarily to keep them until the end of their useful life. The Company classifies assets as being held for sale in accordance with SFAS No. 144, "Accounting for the impairment or the disposal of long-lived assets" when the following criteria are met: management has committed to a plan to sell the asset; the asset is available for immediate sale in its present condition; an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated; the sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year; the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Long-lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale.

Impairment of long-lived assets

The Company follows SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the asset's carrying amount. In the evaluation of the fair value and future benefits of long-lived assets, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value. Various factors including future charter rates and vessel operating costs are included in this analysis. The Company determined that no impairment loss needed to be recognized for applicable assets for any years presented.

Derivative financial instruments

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value with changes in the instruments' fair value recognized currently in earnings unless specific hedge accounting criteria are met. Pursuant to SFAS No. 133, the transactions did not qualify as a hedge or meet the criteria of hedge accounting. All gains or losses on the derivative financial instruments are reflected in the consolidated statements of income.

For the year ended December 31, 2004, the interest rate swaps did not qualify for hedge accounting treatment. Accordingly, all gains or losses have been recorded in the consolidated statements of income. The fair value at December 31, 2004 of $27,029 is included in claims and other receivables. There were no interest rate swaps for the year ended December 31, 2005.

Earning per common share

Basic earnings per common share are computed by dividing the net income by the weighted average number of common shares outstanding during the year. Potential common shares that are anti-dilutive, such as the warrants outstanding as of December 31, 2005 since their exercise price exceeds the fair value of Euroseas Ltd. common shares, are excluded from earnings per share. Additional 1,079,167 Euroseas Ltd. common shares were issued subsequent to December 31, 2005 [see
Note 15(f)].

Segment reporting

The Company reports financial information and evaluates its operations by charter revenue and not by the length of ship employment for its customers, i.e. spot or time charters. The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reporting segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographical information is impracticable.

Recent accounting pronouncements

In January 2003, the Financial Accounting Standards Board (FASB) issued FIN 46, "Consolidation of Variable Interest Entities," which clarified the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to address perceived weaknesses in accounting for entities commonly known as special-purpose or off-balance sheet entities. It provides guidance for identifying the party with a controlling financial interest resulting from arrangements or financial interests rather than voting interests. It requires consolidation of Variable Interest Entities ("VIEs") only if those VIEs do not effectively disperse the risks and benefits amount the various parties involved. On December 24, 2003, the FASB issued a complete replacement of FIN 46 ("FIN
46R), which clarified certain complexities of FIN 46. FIN 46R is applicable for financial statements issued for reporting periods that end after March 5, 2004. The Company has reviewed FIN 46R and determined that the adoption of the standard will not have a material impact on the financial statements.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Shared Based Payments (SFAS 123R). This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award-the requisite service period (usually the vesting period). SFAS No.123R applies to all awards granted after the required effective date, as of the beginning of the first interim or annual reporting period that begins after June 15, 2005, and to awards modified, repurchased, or cancelled after that date. SFAS 123R will be effective for our fiscal year 2006. The Company does not anticipate that the implementation of this standard will have a material impact on its financial position, results of operations or cash flows.

Recent accounting pronouncements (continued)

On December 16, 2004, FASB issued SFAS No. 153, Exchanges of Non-monetary Assets, an amendment of APB Opinion No. 29, Accounting for Non-monetary Transactions ("FAS 153"). This statement amends APB Opinion N(degree)29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. Under SFAS No. 153, if a non-monetary exchange of similar productive assets meets a commercial-substance criterion and fair value is determinable, the transaction must be accounted for at fair value resulting in recognition of any gain or loss. SFAS No. 153 is effective for non-monetary transactions in fiscal periods that begin after June 15, 2005. The Company does not anticipate that the implementation of this standard will have a material impact on its financial position, results of operations or cash flows.

The FASB has issued SFAS No.154, Accounting Changes and Error Corrections, a replacement of APB Opinion N(degree)20 and SFAS No. 3. The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle.

SFAS No.154 requires retrospective applications to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. Opinion 20 previously required that most voluntary change in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No.154 improves financial reporting because its requirements enhance the consistency of financial information between periods. The Company is analyzing the effect which this pronouncement will have on its financial condition, statement of operations, and cash flows. This statement will be effective for the Company on January 1, 2006. The Company does not believe that this pronouncement will have and effect on it's financial condition, results of operation or cash flows.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments." This Statement amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" and resolves issues addressed in Statement 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets."

SFAS No. 155 permits fair value re-measurement for any hybrid financial instruments that contains an embedded derivative that otherwise would require bifurcation and clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133. SFAS No. 155 establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. SFAS No. 155 also clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends SFAS No. 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company has not completed the study of what effect SFAS No. 155 will have on its financial position and results of operations.

On March 29, 2005, the SEC released a Staff Accounting Bulletin (SAB) relating to the FASB accounting standard for stock options and other share-based payments. The interpretations in SAB No. 107, "Share-Based Payment," (SAB 107) express views of the SEC Staff regarding the application of SFAS No. 123 (revised 2004), "Share-Based Payment "(Statement 123R). Among other things, SAB 107 provides interpretive guidance related to the interaction between Statement 123R and certain SEC rules and regulations, as well as provides the Staff's views regarding the valuation of share-based payment arrangements for public companies. The Company does not anticipate that adoption of SAB 107 will have any effect on its financial position, results of operations or cash flows.

In March 2005, the FASB issued FASB Interpretation No. ("FIN") 47 "Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143", which clarifies the term "conditional asset retirement obligation" as used in SFAS No. 143 "Accounting for Asset Retirement Obligations". Specifically, FIN 47 provides that an asset retirement obligation is conditional when either the timing and (or) method of settling the obligation is conditioned on a future event. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. This interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective for fiscal years ending after December 15, 2005. Management is currently evaluating the effect that adoption of FIN 47 will have on the Company's financial position and results of operations.

3.   Inventories

This consisted of the following:

                                           2004                2005
 ---------------------------------------------------------------------
 Lubricants                             256,223              312,390
 Victualling                             47,255               59,301
 ---------------------------------------------------------------------
 Total                                  303,478              371,691
 ---------------------------------------------------------------------

4.   Vessels, net

The amounts in the accompanying consolidated balance sheets are as follows:

                                                   Accumulated     Net  Book
                                        Costs      Depreciation    Value
-------------------------------------------------------------------------------
Balance, January 1, 2004             61,587,219    (20,491,150)    41,096,069
-     Depreciation for the year               -     (2,530,100)    (2,530,100)
-     Sale of vessel                 (5,826,825)     1,432,020     (4,394,805)
-------------------------------------------------------------------------------
Balance, December 31, 2004           55,760,394    (21,589,230)    34,171,164
-------------------------------------------------------------------------------
-     Depreciation for the year                     (2,657,914)    (2,657,914)
-     Purchase of vessel             20,821,647              -     20,821,647
-------------------------------------------------------------------------------
Balance, December 31, 2005           76,582,041    (24,247,144)    52,334,897
-------------------------------------------------------------------------------

         The Company increased in 2004 its estimate of the scrap value of the vessels to reflect increases in the market price in the scrap metal market. The effect of this change in estimate was to reduce 2004 depreciation expense by $1,400,010 and increase 2004 net income by the same amount, or $0.05 per share.

         In addition, in 2004, the estimated useful life of the vessel M/V Ariel was extended from 28 years to 30 years as a result of the dry-docking performed in such year.

         M/V Widar was sold in April 2004 and the Company recognized net gain on sale of $2,315,477. Depreciation expense for M/V Widar for the year ended December 31, 2004 amounted to $136,384.

5.   Deferred Charges, net

This consisted of:

                                                      2004              2005
--------------------------------------------------------------------------------

 Balance, beginning of year                          929,757       2,205,178
 Additions                                         2,270,418       1,284,733
 Amortization of dry-docking/
      special survey expenses                       (931,578)      1,550,338)
 Amortization of loan arrangement fees               (50,681)        (83,744)
 Unamortized  portion  written-off  upon sale of     (12,738)              -
 M/V Widar
--------------------------------------------------------------------------------
 Balance, end of year                              2,205,178       1,855,829
--------------------------------------------------------------------------------

The additions of $1,284,733 in 2005 consisted of loan financing fees of $208,500 and dry-docking/special survey expenses of $1,076,233. The additions of $2,270,418 in 2004 consisted of dry-docking/special survey expenses.

6.   Investment in an Associate

Fitsoulas Corporation Limited is 38% owned by common shareholders with the ship-owning companies listed in Note 1 to the financial statements. The amounts in the accompanying consolidated financial statements are as follows:

Fitsoulas Corporation Limited sold its vessel on March 31, 2003. The Company's share of the net loss inclusive of the loss on sale of the vessel of Fitsoulas Corporation Limited was $167,433 for the year ended December 31, 2003. Thereafter, dividends of $76,000 were declared and capital of $950,000 was returned directly to the shareholders in 2003 and dividend of $22,856 were declared and returned directly to the shareholders in 2004.

7.   Accrued Expenses

This account consisted of:

                                                       2004           2005
--------------------------------------------------------------------------------
Accrued private placement expenses                       -       1,121,397
Accrued payroll expenses                            95,615          31,928
Accrued interest                                   100,366         139,536
Accrued general and administrative expenses              -         269,666
Other accrued expenses                             125,075         215,110
-------------------------------------------------------------------------------
 Total                                              321,056       1,777,637
-------------------------------------------------------------------------------

8.   Related Party Transactions

Management fees paid to the Manager (see Note 1) amounted to $1,772,800, $1,972,252 and $1,911,856 in 2003, 2004 and 2005, respectively.

Amounts due from related party represent net disbursements and collections made by the Manager on behalf of the ship-owning companies during the normal course of operations for which they have the right of offset. Amounts due from related parties mainly consist of advances to the Manager of funds to pay for all anticipated vessel expenses. The amount of $3,012,720 due from related parties as of December 31, 2005 therefore consists entirely of deposits in the accounts of the Manager. As of February 28, 2006 the amount due from related party was about $676,675. Interest earned on funds deposited in related party accounts is credited to the account of the ship-owning companies or Euroseas Ltd.

The Company uses brokers for various services, as is industry practice. Eurochart S.A., a company controlled by certain members of the Pittas family and therefore a related party, provides vessel sales and purchases services, and chartering services to the Company whereby the Company pays commission of 1% of the vessel sales price and 1.25% of charter revenues. Commission expenses for the years ended December 31, 2003, 2004 and 2005 for vessel sales were $0, $70,000 and $206,500, respectively, and commissions for chartering services were $286,605, $534,717 and $536,180, also respectively.

Certain members of the Pittas family together with another unrelated ship management company, have one joint venture with the insurance broker Sentinel Maritime Services Inc. and one with the crewing agent More Maritime Agencies Inc. The shareholders' percentage participation in these joint ventures was 27% in 2003, 35% in 2004 and 48% in 2005. Total fees charged by Sentinel Marine Services Inc. and More Maritime Agencies Inc. in 2004 were $209,685 and $23,543, respectively, and $219,400 and $45,277, respectively, in 2005.

9.   Long-Term Debt

This consisted of bank loans of the ship-owning companies are as follows:

                                                                         December 31,
                                                                         ------------
Borrower                                                           2004              2005
-------------------------------------------------------------------------------------------
Diana Trading Limited                                  (a)     4,140,000          6,560,000
Alcinoe Shipping Limited/
   Oceanpride Shipping Limited/
   Searoute Maritime Ltd/
   Oceanopera Shipping Ltd                             (b)     1,600,000          9,500,000
Alterwall Business Inc./
  Allendale Investments S.A                            (c)     8,250,000         17,000,000
Salina Shipholding Corp.                               (d)                       15,500,000
----------------------------------------------------- ------ -------------- -----------------
                                                              13,990,000         48,560,000
Current portion                                               (6,030,000)       (14,430,000)
----------------------------------------------------- ------ -------------- -----------------
Long-term portion                                              7,960,000         34,130,000
----------------------------------------------------- ------ -------------- -----------------

The future annual loan repayments are as follows:

------------------------------------------------------------------- ------- -----------------
2006                                                                             14,430,000
2007                                                                             11,780,000
2008                                                                             11,230,000
2009                                                                              3,720,000
Thereafter                                                                        7,400,000
------------------------------------------------------------------- ------- -----------------
Total                                                                            48,560,000
------------------------------------------------------------------- ------- -----------------

(a) This consisted of loan amounting to $4,900,000 and $1,000,000 drawn on October 16, 2002 and on December 2, 2002, respectively. The loan is payable in twenty-four consecutive quarterly installments of $220,000 each, and a balloon payment of $600,000 payable together with the final quarterly installment due in October 2008. The interest is based on LIBOR plus 1.6% per annum.

     An additional loan of $4,200,000 was drawn on May 9, 2005. The loan is payable in twelve consecutive quarterly installments consisting of four installments of $450,000 each, and eight installments of $300,000 each with the final installment due in May 2008. The interest is based on LIBOR plus 1.25% per annum.

(b) The balance as of December 31, 2004 represents the balance of the $3,000,000 loan drawn by Alcinoe Shipping Limited and Oceanpride Shipping Limited on April 1, 2003 against a loan facility for which they are jointly and severally liable. Interest is based on LIBOR plus 1.75% per annum.

     Alcinoe Shipping Ltd., Oceanpride Shipping Ltd., Searoute Maritime Ltd. and Oceanopera Shipping Ltd. drew $13,500,000 against a loan facility for which they are jointly and severally liable. Prior to obtaining the loan, an amount of $1,400,000 was paid in settlement of the outstanding loans as at March 31, 2005 for Alcinoe Shipping Ltd. and Oceanpride Shipping Ltd. The loan is payable in twelve consecutive quarterly installments consisting of two installments of $2,000,000 each, one installment of $1,500,000, nine installments of $600,000 each and a balloon payment of $2,600,000 payable with the final installment due in May 2008. Interest is based on LIBOR plus 1.5% per annum.

(c)  The loan balance as of December 31, 2004 consisted of the following loans:

     i. A $6,000,000 loan drawn by Allendale Investments S.A. on May 31, 2002 with a balance of $4,500,000. The interest was based on LIBOR plus 1.75% per annum.

     ii. A $6,000,000 loan drawn by Alterwall Business Inc. with a balance of $3,750,000. The interest was based on LIBOR plus 1.5% per annum.

     Allendale Investments S.A. and Alterwall Business Inc. drew $20,000,000 on May 26, 2005 against a loan facility for which they are jointly and severally liable. The outstanding amount of their existing loans from the same creditor bank was $7,800,000 and was repaid in full. The loan is payable in twenty-four unequal consecutive quarterly installments of $1,500,000 each in the first year, $1,125,000 each in the second year, $775,000 each in the third year, $450,000 each in the fourth through sixth years and a balloon payment of $1,000,000 payable with the final installment due in May 2011. The interest is based on LIBOR plus 1.25% per annum as long as the outstanding loan amount remains below 60% of the fair market value (FMV) of M/V HM Qingdao I and M/V Kuo Hsiung and 1.375% if the outstanding loan amount is above 60% of the FMV of such vessels.

(d) This is a $15,500,000 loan drawn by Salina Shipholding Corp. on December 30, 2005. The loan is payable in ten consecutive monthly installments consisting of six installments of $1,750,000 each and four installments of $650,000 each and a balloon payment of $2,400,000 payable with the final installment in January 2011. The first installment is due in June 2006. The interest is based on LIBOR plus a margin that ranges between 0.9-1.1%, depending on the asset cover ratio. The loan is secured with the following:
     (i) first priority mortgage over M/V Artemis, (ii) first assignment of earnings and insurance of M/V Artemis, (iii) a corporate guarantee of Euroseas Ltd., and (iv) a minimum cash balance equal to an amount of no less than $300,000 in an account Salina Shipholding Corp. maintains with the bank, and, overall liquidity (cash and cash equivalents) of $300,000 for each of the Company's vessels throughout the life of the facility.


     In addition to the terms specific to each loan described above, all the above loans are secured with one or more of the following:

     o first priority mortgage over the respective vessels on a joint and several basis.
     o    first assignment of earnings and insurance.
     o    a personal guarantee of one shareholder.
     o    a corporate guarantee of Eurobulk Ltd. and/or Euroseas Ltd.
     o    a pledge of all the issued shares of each borrower.

The loan agreements contain covenants such as restrictions as to changes in management and ownership of the vessels, distribution of profits or assets, additional indebtedness and mortgaging of vessels without the lender's prior consent, the sale of vessels, minimum requirements regarding the hull ratio cover and minimum cash retention accounts (restricted cash). Restricted cash are deposits with certain banks that can only be used to pay the current loan installments. The Company is not in default in any of the foregoing covenants.

Interest expenses for the years ended December 31, 2003, 2004 and 2005 amounted to $609,741, $566,880 and $1,412,127

10.  Income Taxes

Under the laws of the countries of the companies' incorporation and/or vessels' registration, the companies are not subject to tax on international shipping income, however, they are subject to registration and tonnage taxes, which have been included in Vessel operating expenses in the accompanying consolidated statements of income.

Pursuant to the Internal Revenue Code of the United States (the "Code"), U.S. source income from the international operations of ships is generally exempt from U.S tax if the company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country, which grants an equivalent exemption from income taxes to U.S corporations. All the company's ship-operations subsidiaries satisfy this particular criteria. In addition these Companies must be more than 50% owned by individuals who are residents as defined in the countries of incorporation or another foreign country that grants an equivalent exemption to U.S corporations. These companies also currently satisfy the more that 50% benefit ownership requirement. In addition, upon completion of the public offering of the company' shares, the management of the Company believes that by virtue of the special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company like the Company, the more than 50% beneficial ownership requirement can also be satisfied based on the trading volume and the anticipated widely held ownership of the Company's shares, but no assurance can be given that this will remain so in the future, since continued compliance with this rule is subject to factors outside the Company's control.

11.  Commitments and Contingencies

There are no material legal proceedings to which the Company is a party or to which any of its properties are subject, other than routine litigation incidental to the Company's business. In the opinion of the management, the disposition of these lawsuits should not have a material impact on the consolidated results of operations, financial position and cash flows.

The distribution of the net earnings by one of the chartering pools which has one of the Company's vessels in its pool has not yet been finalized for the year ended December 31, 2005. Any effect on the Company's income resulting from any future reallocation of pool income cannot be reasonably estimated, however, the effect on the results for the year is not expected to be significant.

12.      Common Stock and Additional Paid -in Capital

Common stock relates to 36,781,159 shares with a par value of $0.01 each. The amount shown in the accompanying consolidated balance sheets, as additional paid-in capital, represents payments received in excess of par value which is treated from the accounting point of view as capital. In 2005, the Company sold 7,026,993 common shares in an institutional private placement, together with
0.25 detachable warrants for each common share to acquire up to 1,756,743 common shares (see Note 1). The value of the warrants, which is included in "Additional Paid-in Capital," was estimated to be about $600,000.

13.  Voyage, Vessel Operating Expenses and Commissions

These consisted of:

                                                  Year ended December 31,
                                                  -----------------------------
                                         2003         2004             2005
-------------------------------------------------------------------------------
Voyage expense
Port charges and canal dues            179,745        165,661        234,535
Bunkers                                227,398        182,026        416,712
Agency fees                             29,792         22,658         19,304
------------------------------------------------------------------------------
Total                                  436,935        370,345        670,551
------------------------------------------------------------------------------

Vessel operating expenses
Crew wages and related costs         4,569,039      4,460,233      4,281,680
Insurance                            1,334,517      1,486,179      1,525,683
Repairs and maintenance                595,194        515,820        515,373
Lubricants                             455,931        446,034        484,930
Spares and consumable stores         1,555,286      1,660,600      1,465,063
Professional and legal fees             34,206         46,997         23,975
Others                                 231,557        290,389        313,575
------------------------------------------------------------------------------
Total                                8,775,730      8,906,252      8,610,279
------------------------------------------------------------------------------


Commission consisted of commissions charged by:

                                                  Year ended December 31,
                                                  -----------------------------
                                         2003         2004             2005
-------------------------------------------------------------------------------

Third parties                        619,552        1,610,480      1,645,669
Related parties (see Note 8)         286,605          604,717        742,680
------------------------------------------------------------------------------
                                     906,017        2,215,197      2,388,349
------------------------------------------------------------------------------

14.  Financial Instruments

The principal financial assets of the Company consists of cash on hand and at banks, interest rate swaps and accounts receivable due from charterers. The principal financial liabilities of the Company consist of long-term loans and accounts payable due to suppliers.

Interest rate risk

The Company entered into interest rate swap contracts as economic hedges to its exposure to variability in its floating rate long term debt. Under the terms of the interest rate swaps the Company and the bank agreed to exchange, at specified intervals the difference between a paying fixed rate and floating rate interest amount calculated by reference to the agreed principal amounts and maturities. Interest rate swaps allow the Company to convert long-term borrowings issued at floating rates into equivalent fixed rates. Even though the interest rate swaps were entered into for economic hedging purposes, the derivatives described below do not qualify for accounting purposes as fair value hedges, under FASB Statement No. 133, Accounting for derivative instruments and hedging activities, as the Company does not have currently written contemporaneous documentation, identifying the risk being hedged, and both on a prospective and retrospective basis performed an effective test supporting that the hedging relationship is highly effective. Consequently, the Company recognizes the change in fair value of these derivatives in the consolidated statements of income.

Concentration of credit risk

Financial instruments, which potentially subject the Company to significant concentration of credit risk consist primarily of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluation of the relative credit standing of these financial institutions that are considered in the Company's investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its accounts receivable.

Fair value

The carrying values of cash, accounts receivable and accounts payable are reasonable estimates of their fair value due to the short term nature of these financial instruments. The fair value of long term bank loans bearing interest at variable interest rates approximates the recorded values.

15.  Subsequent Events

     (a) The SEC declared effective on February 3, 2006 the Company's registration statement on Form F-4 that registered the 1,079,167 Euroseas Ltd. common shares that will be issued to Cove shareholders (see Note 1). A definitive joint information statement/prospectus describing the merger was mailed to Cove stockholders on or about February 8, 2006. The Cove common stock will continue to trade on the OTC Bulletin Board until the consummation of the merger [see item (f) below].

     (b) The SEC also declared effective on February 3, 2006 the Company's registration statement on Form F-1 that registered the re-sale of the 7,026,993 Euroseas Ltd. common shares and 1,756,743 Euroseas Ltd. common shares issuable upon the exercise of the warrants issued in connection with the institutional private placement as well as 818,604 shares to be issued to certain Cove's shareholders as part of the merger with Cove (see Note 1).

     (c) On February 7, 2006 the Board of Directors declared a cash dividend of $0.06 per Euroseas Ltd. common share (i) payable on or about March 2, 2006 to the holders of record of Euroseas Ltd. common shares as of February 28, 2006, and (ii) payable to Cove shareholders who are entitled to receive Euroseas Ltd. common shares in connection with the merger, with such payment being made only to the holders of record of Cove common stock as of the effective date of the merger and such dividend payment being made upon exchange of their Cove common shares for Euroseas Ltd. common shares [see item (f) below].

     (d) The Company submitted on February 10, 2006 an application to list the Euroseas Ltd. common shares on the OTC Bulletin Board. Euroseas was approved to trade on the OTC Bulletin Board on March 2, 2006 pending approval by the NASD.

     (e) On March 20, 2006, a subsidiary of the Company signed a Memorandum of Agreement to sell M/V "John P", a handysize bulk carrier of 26,354 DWT built in 1981 for $4.95 million. The vessel is to be delivered to the buyers in late June / early July 2006.

     (f) On March 27, 2006, Euroseas Ltd. consummated the merger with Cove and, as a result, Cove merged into Euroseas Acquisition Company Inc., and the separate corporate existence of Cove ceased. Cove stockholders received 0.102969 shares of Euroseas Ltd. common shares (or an aggregate of 1,079,167 Euroseas Ltd. common shares) and received dividends of $0.01339 for each share of Cove common stock owned (or an aggregate of $140,334) related to dividends previously declared by Euroseas Ltd. Euroseas Acquisition Company Inc. changed its name to Cove Apparel, Inc. Following the merger, and following the exchange of all common stock of Cove into Euroseas Ltd. common shares, Euroseas Ltd. has a total of 37,860,326 common shares outstanding. Also, the common stock of Cove has been de-listed and no longer trades on the OTC Bulletin Board.

     (g) On April 10, 2006, a subsidiary of the Company signed a Memorandum of Agreement to purchase "Tasman Trader", a multipurpose dry cargo vessel of 22,568 DWT and 950 TEU built in 1990 for $10.78 million. The vessel is to be delivered to Euroseas Ltd. between April 25 and May 8, 2006 at the sellers' option.

     (h) On April 11, 2006, a subsidiary of the Company agreed to sell M/V "Pantelis P", a handysize bulk carrier of 26,354 DWT built in 1981 for $4.65 million. The vessel is to be delivered to the buyers between May 15 and June 30, 2006 at Euroseas Ltd. option.

SK 02558 0002 667417